UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                    Lincoln Educational Services Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)




                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    533535100
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 14 Pages

                                  SCHEDULE 13G

-------------------------------
CUSIP No.  533535100
-------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stonington Capital Appreciation 1994 Fund, L.P.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|

                (b) |X|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                Delaware
--------------------------------- ---------- -----------------------------------

NUMBER OF           (5)  SOLE VOTING POWER                                  0
SHARES                                       -----------------------------------
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       (6)  SHARED VOTING POWER                    20,438,986(1)
REPORTING                                      ---------------------------------
PERSON WITH         ------------------------------------------------------------
                    (7)  SOLE DISPOSITIVE POWER                             0
                                                  ------------------------------
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER               20,438,986(1)
                                                    ----------------------------
--------------------------------------------------------------------------------
       9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,438,986
                                                               -----------------
--------------------------------------------------------------------------------
      10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                                         |_|
                                 -----------------------------------------------
--------------------------------------------------------------------------------
      11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          80.2%
                                                               -----------------
--------------------------------------------------------------------------------
      12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 PN
                                                          ----------------------
--------------------------------------------------------------------------------

__________________

(1)      See Item 4(a).


                               Page 2 of 14 Pages

                                  SCHEDULE 13G

-------------------------------
CUSIP No.  533535100
-------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stonington Partners, L.P.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|

                (b) |X|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                Delaware
--------------------------------- ---------- -----------------------------------

NUMBER OF           (5)  SOLE VOTING POWER                                  0
SHARES                                       -----------------------------------
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       (6)  SHARED VOTING POWER                    20,438,986(1)
REPORTING                                      ---------------------------------
PERSON WITH         ------------------------------------------------------------
                    (7)  SOLE DISPOSITIVE POWER                             0
                                                  ------------------------------
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER               20,438,986(1)
                                                    ----------------------------
--------------------------------------------------------------------------------
       9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,438,986
                                                               -----------------
--------------------------------------------------------------------------------
      10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                                         |_|
                                 -----------------------------------------------
--------------------------------------------------------------------------------
      11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          80.2%
                                                               -----------------
--------------------------------------------------------------------------------
      12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                 PN
                                                          ----------------------
--------------------------------------------------------------------------------

__________________

(1)      See Item 4(a).


                               Page 3 of 14 Pages

                                  SCHEDULE 13G

-------------------------------
CUSIP No.  533535100
-------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stonington Partners, Inc.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|

                (b) |X|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                Delaware
--------------------------------- ---------- -----------------------------------

NUMBER OF           (5)  SOLE VOTING POWER                                  0
SHARES                                       -----------------------------------
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       (6)  SHARED VOTING POWER                    20,438,986(1)
REPORTING                                      ---------------------------------
PERSON WITH         ------------------------------------------------------------
                    (7)  SOLE DISPOSITIVE POWER                             0
                                                  ------------------------------
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER               20,438,986(1)
                                                    ----------------------------
--------------------------------------------------------------------------------
       9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,438,986
                                                               -----------------
--------------------------------------------------------------------------------
      10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                                         |_|
                                 -----------------------------------------------
--------------------------------------------------------------------------------
      11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          80.2%
                                                               -----------------
--------------------------------------------------------------------------------
      12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO
                                                          ----------------------
--------------------------------------------------------------------------------

__________________

(1)      See Item 4(a).


                               Page 4 of 14 Pages

                                  SCHEDULE 13G

-------------------------------
CUSIP No.  533535100
-------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stonington Partners, Inc. II
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|

                (b) |X|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                Delaware
--------------------------------- ---------- -----------------------------------

NUMBER OF           (5)  SOLE VOTING POWER                                  0
SHARES                                       -----------------------------------
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       (6)  SHARED VOTING POWER                    20,438,986(1)
REPORTING                                      ---------------------------------
PERSON WITH         ------------------------------------------------------------
                    (7)  SOLE DISPOSITIVE POWER                             0
                                                  ------------------------------
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER               20,438,986(1)
                                                    ----------------------------
--------------------------------------------------------------------------------
       9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,438,986
                                                               -----------------
--------------------------------------------------------------------------------
      10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                                         |_|
                                 -----------------------------------------------
--------------------------------------------------------------------------------
      11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          80.2%
                                                               -----------------
--------------------------------------------------------------------------------
      12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO
                                                          ----------------------
--------------------------------------------------------------------------------

__________________

(1)      See Item 4(a).


                               Page 5 of 14 Pages

                                  SCHEDULE 13G

-------------------------------
CUSIP No.  533535100
-------------------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Back to School Acquisition, L.L.C.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|

                (b) |X|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      4
                Delaware
--------------------------------- ---------- -----------------------------------

NUMBER OF           (5)  SOLE VOTING POWER                                  0
SHARES                                       -----------------------------------
BENEFICIALLY        ------------------------------------------------------------
OWNED BY EACH       (6)  SHARED VOTING POWER                    20,438,986(1)
REPORTING                                      ---------------------------------
PERSON WITH         ------------------------------------------------------------
                    (7)  SOLE DISPOSITIVE POWER                             0
                                                  ------------------------------
                    ------------------------------------------------------------
                    (8)  SHARED DISPOSITIVE POWER               20,438,986(1)
                                                    ----------------------------
--------------------------------------------------------------------------------
       9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   20,438,986
                                                               -----------------
--------------------------------------------------------------------------------
      10)      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
               (SEE INSTRUCTIONS)                                         |_|
                                 -----------------------------------------------
--------------------------------------------------------------------------------
      11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          80.2%
                                                               -----------------
--------------------------------------------------------------------------------
      12)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO
                                                          ----------------------
--------------------------------------------------------------------------------

__________________

(1)      See Item 4(a).


                               Page 6 of 14 Pages

Item 1(a)    Name of Issuer:

             Lincoln Educational Services Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices:

             200 Executive Drive, West Orange, New Jersey 07052

Item 2(a)    Name of Person Filing:

             Stonington Capital Appreciation 1994 Fund, L.P. (the
             "Stonington Fund"), Stonington Partners, L.P. ("SP"), Stonington Partners, Inc. II ("SPII"), Stonington Partners, Inc. ("Stonington") and Back to School Acquisition, L.L.C. ("BSA").

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             c/o Stonington Partners, Inc.
             540 Madison Avenue, 25th Floor
             New York, NY 10022

Item 2(c)    Citizenship:

             Delaware

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP Number:

             533535100

Item 3 If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is in one of the categories identified:

             Not applicable.

Item 4       Ownership:

             (a) Amount Beneficially Owned:     20,438,986

             SPII is the general partner of SP, and SP is the general partner of the Stonington Fund. Stonington is the management company, which, pursuant to a management agreement with the Stonington Fund, has full discretionary authority with respect to the Stonington Fund's investments, including the authority to make and dispose of such investments.


                             Page 7 of 14 Pages

             The Stonington Fund controls, and has a 100% economic interest in, BSA. BSA (i) owns 18,165,500 shares of Common Stock of the Issuer, (ii) has the power to direct the voting and, in certain circumstances the disposition, of 2,179,600 shares of Common Stock of the Issuer through a voting agreement with Five Mile River Capital Partners LLC (of which Hart Capital LLC is the managing member), (iii) has the power to direct the voting and, in certain circumstances the disposition, of 54,488 shares of Common Stock of the Issuer (which includes 11,500 shares issuable pursuant to currently exercisable options) through a stockholders agreement with Steven W. Hart and the Steven W. Hart 2003 Grantor Retained Annuity Trust,
             (iv) upon the exercise of currently exercisable options held by the Steven W. Hart 2005 Grantor Retained Annuity Trust to purchase 18,795 shares of Common Stock of the Issuer, will have the power to direct the voting and, in certain circumstances the disposition, of such shares through a stockholders agreement with the Steven W. Hart 2005 Grantor Retained Annuity Trust, and (v) upon the exercise of currently exercisable options held by the Steven W. Hart 2006 Grantor Retained Annuity Trust to purchase 20,603 shares of Common Stock of the Issuer, will have the power to direct the voting and, in certain circumstances the disposition, of such shares through a stockholders agreement with the Steven W. Hart 2006 Grantor Retained Annuity Trust.

             (b) Percent of Class: 80.2 %

             (c) Number of Shares as to which such person has:

                    (i) Sole power to vote or direct the vote: See the responses to Item 5 on the attached cover pages.

                    (ii) Shared power to vote or to direct the vote: See the
                         responses to Item 6 on the attached cover pages.

                    (iii) Sole power to dispose of or direct the disposition of:
                         See the responses to Item 7 on the attached cover pages.

                    (iv) Shared power to dispose of or direct the disposition
                         of: See the responses to Item 8 on the attached cover pages.

Item 5       Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company:

             Not applicable.


                               Page 8 of 14 Pages

Item 8       Identification and Classification of Member of the Group:

             See Exhibit I attached hereto.

Item 9       Notice of Dissolution of Group:

             Not applicable.

Item 10      Certification:

             Not applicable.


                               Page 9 of 14 Pages

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007


                                    STONINGTON CAPITAL
                                      APPRECIATION 1994 FUND, L.P.
                                    By:  Stonington Partners, L.P.,
                                             its general partner
                                    By:  Stonington Partners, Inc. II,
                                             its general partner

                                    By:/s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                                    STONINGTON PARTNERS, L.P.
                                    By:  Stonington Partners, Inc. II,
                                             its general partner

                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                                    STONINGTON PARTNERS, INC. II

                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                               Page 10 of 14 Pages

                                    STONINGTON PARTNERS, INC.


                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                                    BACK TO SCHOOL ACQUISITION, L.L.C.


                                    By: /s/James J. Burke, Jr.
                                       ----------------------------
                                    Name:   James J. Burke, Jr.
                                    Title:  President



                               Page 11 of 14 Pages

                                         Exhibit I

-------------------------------------------------- -----------------------------------------------------
Name                                               Number of Shares of Common Stock Beneficially Owned

-------------------------------------------------- -----------------------------------------------------
Stonington Capital Appreciation 1994 Fund, L.P.                   20,438,986
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

-------------------------------------------------- -----------------------------------------------------
Stonington Partners, L.P.                                         20,438,986
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

-------------------------------------------------- -----------------------------------------------------
Stonington Partners, Inc.                                         20,438,986
540 Madison Avenue, 25th Floor
New York, NY 10022

-------------------------------------------------- -----------------------------------------------------
Stonington Partners, Inc. II                                      20,438,986
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

-------------------------------------------------- -----------------------------------------------------
Back to School Acquisition, L.L.C.                                20,438,986
c/o Stonington Partners, Inc.
540 Madison Avenue, 25th Floor
New York, NY 10022

-------------------------------------------------- -----------------------------------------------------


                              Page 12 of 14 Pages

                                   Exhibit II


                             JOINT FILING AGREEMENT


             The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2007 (the "Statement"), with respect to the Common Stock, no par value per share, of Lincoln Educational Services Corporation is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February 2007.

                                    STONINGTON CAPITAL
                                      APPRECIATION 1994 FUND, L.P.
                                    By:  Stonington Partners, L.P.,
                                             its general partner
                                    By:  Stonington Partners, Inc. II,
                                             its general partner

                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                                    STONINGTON PARTNERS, L.P.
                                    By:  Stonington Partners, Inc. II,
                                             its general partner

                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                              Page 13 of 14 Pages

                                    STONINGTON PARTNERS, INC. II


                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner

                                    STONINGTON PARTNERS, INC.


                                    By: /s/Alexis P. Michas
                                       ----------------------------
                                    Name:   Alexis P. Michas
                                    Title:  Managing Partner


                                     BACK TO SCHOOL ACQUISITION, L.L.C.


                                    By: /s/James J. Burke, Jr.
                                       ----------------------------
                                    Name:   James J. Burke, Jr.
                                    Title:  President




                               Page 14 of 14 Pages